UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             Schedule 13D
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                           TO RULE 13d-2(a)
                          (Amendment No. 15)*

                  Boulder Growth & Income Fund, Inc.
                           (Name of Issuer)

                            Common Stock
                  (Title of Class of Securities)

                             101507101
                          (CUSIP Number)

                       Stephen C. Miller, Esq.
                        Krassa & Miller, LLC
                     1680 38th Street, Suite 800
                      Boulder, Colorado  80301
                          (303) 442-2156
      (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                         December 20, 2002
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 101507101
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1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

    Ernest Horejsi Trust No. 1B
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)
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3. SEC Use Only
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4. Source of Funds (See Instructions)  	WC  OO
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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)
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6. Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		2,342,800
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,342,800
Person With
			10.	Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
	2,342,800
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13. Percent of Class Represented by Amount in Row (11)  	20.68%
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14. Type of Reporting Person (See Instructions)			OO
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---------------------------------------------------------------------
CUSIP No. 101507101
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1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

    Stewart R. Horejsi
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2. Check the Appropriate Box if a Member of a Group (See
Instructions)

        (A)
	  (B)
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3. SEC Use Only
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4. Source of Funds (See Instructions)  	Not applicable
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5. Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6. Citizenship or Place of Organization  		United States
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Number of		7.	Sole Voting Power		       0
Shares Bene-
ficially 		8.	Shares Voting Power	       0
Owned by Each
Reporting		9.	Sole Dispositive Power	       0
Person With
			10.	Shared Dispositive Power 	 0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
       0
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12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
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13. Percent of Class Represented by Amount in Row (11)      0%
---------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)			IN
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             Amendment No. 15 to Statement on Schedule 13D

        This amended statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., formerly USLIFE Income Fund, Inc., a Maryland corporation (the "Company").
Items 1, 2, 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 1.	Security and Issuer.

	Item 1 is amended and restated as follows:

	This Statement relates to the Common Stock, $0.01 par value per share (the "Shares") of Boulder Growth & Income Fund, Inc., formerly USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 1680 38th Street, Suite 800, Boulder, Colorado 80301.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

(a)	Susan L. Ciciora, a trustee of the Trust and Director of the Company, is the direct beneficial owner of 8,000 Shares, or approximately 0.07% of the estimated 11,327,784 Shares outstanding as of the close of the Company's one-for-one rights offering on December 20, 2002 (assuming full participation in the offering is achieved). Ms. Ciciora exercised 4,000 Rights on December 10, 2002 at an estimated subscription price of $5.09 per share; thus bringing Ms. Ciciora's total direct beneficial ownership to 8,000 Shares of the Company.

	(b) 	Stephen C. Miller, Vice President and Director of Badlands and
President and Director of the Company, is the indirect beneficial owner of 5,600 Shares, or approximately 0.05% of the estimated 11,327,784 Shares outstanding as of the close of the Company's one-for-one rights offering on December 20, 2002 (assuming full participation in the offering is achieved), owned directly by Erma Miller, LLC. The members of Erma Miller, LLC ("EMLLC") are Erma Miller, Stephen C. Miller, William Miller, Susan Roof, and Cynthia Ziegler. Such members may be deemed to control EMLLC and may be deemed to possess indirect beneficial ownership of the Shares held by EMLLC. Stephen C. Miller or Erma Miller, acting alone, can vote or exercise dispositive authority over Shares held by EMLLC. EMLLC exercised 1,900 and 900 Rights respectively on December 12 and 13, 2002 at an estimated subscription price of $5.09 per share.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

        The total amount of funds required by the Trust to purchase the 5,000 Shares reported in Item 5(c) was $38,419.95. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement previously described in this statement and margin borrowings under a cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated, as previously described in this statement.

        The total amount of funds required by the Trust to purchase the 1,171,400 Shares reported in Item 5(c) was $5,962,426.00. Such Shares were acquired through participation in the Company's one-for-one rights offering pursuant to which the Trust was entitled to purchase 1,171,400 Shares of Common Stock at an estimated subscription price of $5.09 per share. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under the cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired a portion of the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	According to the Company's Prospectus dated November 22, 2002, the Company issued transferable Rights to its shareholders. These Rights allow shareholders to subscribe for new Shares. Shareholders received one right for each outstanding Share owned on November 29, 2002. For every one right received, shareholders are entitled to buy one new Share at a price equal to 95% of the lesser of (a) the net asset value on the expiration date of the offering (the "Pricing Date") or (b) the volume-weighted average closing sales price of a share on the NYSE on the Pricing Date and the four immediately preceding trading days.

	The Trust received Rights to purchase 1,171,400 Shares at an estimated purchase price of $5.09 per share. On December 4, 5 and 11, 2002 the Trust exercised 7,500, 100 and 1,163,800 rights respectively for a total of 1,171,400 Shares. In addition to fully subscribing to the Company's offering, the Trust also elected to participate in the Company's Over-subscription Privilege. According to the Company's Prospectus, if all Rights initially issued are not exercised by shareholders on the expiration date (anticipated to be December 20, 2002), any unsubscribed Shares will be offered to other record date shareholders who have fully exercised the Rights initially issued to them and who wish to acquire additional Shares. If Shares are insufficient to honor all over-subscriptions, the Company will allocate the available Shares pro-rata among those who over-subscribe based on the number of Rights originally issued to them. The Trust has over-subscribed for an additional 125,000 Shares at an estimated subscription price of $5.09 for a total of $636,250.00. If the Trust receives all 125,000 Shares under the Company's Over-subscription Privilege, the Trust would increase its equity interest in the Company by approximately 1.10%.


Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

(a)	The Trust is the direct beneficial owner of 2,342,800 Shares, or approximately 20.68% of the estimated 11,327,784 Shares outstanding as of the close of the Company's one-for-one rights offering on December 20, 2002 (assuming full participation in the offering is achieved), according to information contained in the Company's Prospectus filed with the SEC on November 22, 2002. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

(c) The table below sets forth purchases of the Shares by the Trust since November 1, 2001. Such purchases were effected by the Trust on the New York Stock Exchange.





    Date        Amount of Shares         Approximate Price
                                            Per Share
                                    (exclusive of commissions)

 12/27/2001          5,000                     $7.68

	The table below sets forth Rights exercised by the Trust in connection with the Company's one-for-one transferable rights offering.


 Date Rights         Number of Rights           Number of Shares
 were Exercised         Exercised          Estimated Subscription Price

12/04/2002             7,500                     $5.09
12/05/2002             100                       $5.09
12/11/2002             1,163,800                 $5.09


















Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2002


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the
Ernest Horejsi Trust No. 1B